Exhibit 2.1

Execution Version

AMENDED AND RESTATED NAME AND LIKENESS LICENSE AGREEMENT

This Amended and Restated Name and Likeness License Agreement (this “Agreement”) is entered into as of January 14, 2010, by and between Leslie Blodgett (“Licensor”) and Bare Escentuals, Inc., a Delaware corporation (the “Company”).

WHEREAS, Licensor and the Company are parties to a Name and Likeness Agreement, dated February 22, 2006 (the “Original Agreement”), pursuant to which Licensor agreed to license certain property to the Company;

WHEREAS, subject to rights granted pursuant to the Original Agreement, Licensor is the exclusive owner of all right, title and interest in and to (i) her image, signature, voice and likeness and goodwill appurtenant thereto, (ii) certain rights of publicity in and to her full and formal name, nickname or alias (her “Name”), image, likeness, voice, signature now used or hereafter to be used, and photograph, (iii) all rights in and to her Name, and (iv) all common law and statutory rights in the foregoing (collectively, the “Property”);

WHEREAS, pursuant to a merger agreement dated January 14, 2010 (the “Merger Agreement”) among the Company, Shine Company, Limited and Blush Acquisition Corporation (“BAC”), BAC has agreed to acquire the Company through a tender offer (the “Offer”) and the subsequent merger of BAC with and into the Company as contemplated by, and more fully described in, the Merger Agreement (the “Merger”); and

WHEREAS, the parties wish to amend and restate the Original Agreement to reflect certain agreements reached in connection with the Offer and the Merger, effective as of the closing of the Offer.

NOW, THEREFORE, in consideration of the mutual premises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Licensor’s Rights. Licensor represents and warrants to the Company that she exclusively owns all right, title and interest throughout the world (the “Territory”) in and to the Property, subject to rights granted pursuant to the Original Agreement. Licensor has not granted to any other party any other rights to use any part of the Property other than as set forth on Exhibit A hereto. Licensor represents and warrants to the Company that, as of the date hereof, she has the power and authority to license the Property on the terms and conditions of this Agreement.

2. Use of the Property.

(a) Subject to the terms and conditions of this Agreement and to the license rights to the Property previously granted by Licensor and listed on Exhibit A hereto, Licensor hereby licenses to the Company the exclusive right to use, and to authorize others to use, pursuant to the terms hereof, any of the Property throughout the Territory by any means, methods and technologies now known or hereafter to become known, in connection with the creation, development, production, manufacturing, packaging, promotion, distribution and sale of any products and services of the Company or its licensees (such products and services are referred to herein as the “Licensed Products” and the “Licensed Services”) during the term of this Agreement. During the term of any license pursuant to this Agreement, the Company shall use commercially reasonable efforts to preserve the historical goodwill of the Property, the Licensed Products and the Licensed Services. All use of the Property and Licensed Services shall inure solely to the benefit of Licensor. The use of the Property by the Company or any sublicensee thereof shall be of a quality at least substantially consistent with the Historical Standard (as defined below); provided that any use of the Property by the Company prior to the completion of the Offer shall be conclusively presumed to meet the Historical Standard. The “Historical Standard,” as of any date, shall mean the quality, style and image of the Licensed Products or Licensed Services as the Property has been used by the Company after January 1, 2006 and before completion of the Offer (such period being referred to as the “Historical Period”) or pursuant to any Acceptable Use after the Historical Period. Subject to Section 2(b), any new use of the Property following the completion of the Offer shall be permitted only if (i) such use (A) is substantially consistent with the Historical Standard and (B) with respect to which the Company consults with the Licensor (or her legal representatives, heirs or estates) in good faith or (ii) the Company has received the Licensor’s (or her legal representatives’, heirs’ or estates’) consent to such use. Each such use is expressly permitted hereunder and shall be referred to herein as an “Acceptable Use”.

(b) At any time that Licensor is not an officer of the Company having a general management role (other than due to a Termination Trigger, as defined in Section 2(c)), (i) subject to Licensor’s prior written approval, which shall not be unreasonably withheld or delayed, the Company may continue to use the Property in connection with new businesses not planned or developed while the Licensor was an executive having a general management role, and (ii) the Company may develop, use and register new derivatives of the Property not developed while the Licensor was an executive having a general management role, so long as such new Derived Marks (as defined in Section 5(a)) are an Acceptable Use (such businesses and derivatives, “New Uses”). For clarity, New Uses shall not include reasonable extensions of the lines of business in which the Company is engaged at any time during the Historical Period or that are Acceptable Uses, which extensions shall be included in the license contained herein. After Licensor’s death or disability, the Company may use the Property for additional New Uses, provided that any such businesses and derivatives are an Acceptable Use. The Company shall keep Licensor (or her legal representative, heirs or estate) advised of any New Uses in a timely manner, so that Licensor may confirm the Company’s compliance with the terms hereof. Subject to the terms and conditions of this Agreement, Licensor hereby grants to the Company the exclusive right to use and exploit in any and all media her name, image, likeness and voice as it appears in any and all television programs, infomercials and/or videos (including content developed for the Company’s online businesses) produced by or for the Company from time to time in the future during the term of this Agreement.

(c) The use of the Property by the Company pursuant to this Agreement shall be on a royalty-free basis except as set forth in the next sentence of this Section 2(c). The termination of Licensor’s employment with the Company by the Company without Cause, or by Licensor for Good Reason (each as defined in the employment agreement then in effect between Licensor and the Company) shall constitute a “Termination Trigger”. Licensor expressly acknowledges and agrees that none of (1) the execution of the Merger Agreement, (2) the Offer, (3) the Merger or (4) the implementation of any other transaction contemplated by the Merger Agreement will constitute Good Reason for purposes of this Agreement. In the event of a Termination Trigger, Licensor (or her legal representative, heirs or estate, as the case may be) shall receive royalties of: (x) 1% of Net Revenues (as defined below) from Licensed Products or Licensed Services of any kind, or which in any way include any of the Property (including as a portion of any Derived Marks), for the remaining term of this Agreement and (y) 25% of the Company’s royalties, after any and all cost to the Company associated with such royalties, from the sublicense of the Property other than in connection with Licensed Products or Licensed Services, in perpetuity even after termination of this Agreement, provided that Licensor shall be entitled to receive minimum royalties of $50,000 per year in the aggregate from the uses contemplated by clauses (x) and (y) above. Notwithstanding the foregoing, Licensor acknowledges and agrees that the Company is obligated to pay the minimum royalties of $50,000 per year in the aggregate for a particular year only if the Company derives any Net Revenues from the uses contemplated by clauses (x) and (y) during such year. For purposes of this Agreement, the term “Net Revenues” shall mean revenues from product sales, advertising, publication sales, distribution fees or any other sources, net of any taxes, freight charges, discounts and reserves for warranties or returns. Payment of the royalty amounts shall be accompanied by reasonable written detail of the basis therefor. Such royalty amounts shall be payable each calendar quarter, and shall be subject to a late payment fee of 10% per annum in the event not paid within 60 days of the end of the applicable quarter. Licensor (or her legal representative, heirs or estate, as the case may be) shall have the right to audit the royalty payments no more than once per year, and any underpayments shall be immediately due and payable upon conclusion of the audit, plus interest at 10% per annum from the 60th day following the end of the applicable quarter with respect to which the underpaid amount was due.

(d) Upon a Termination Trigger, effective upon the later to occur of (i) the Termination Trigger and (ii) the fifth anniversary of the closing of the Offer, the license provided herein shall become non-exclusive with respect to all then-active businesses of the Company and shall not include a license to use the Property in connection with New Uses. Upon a Termination Trigger, the Company shall automatically be deemed to have granted Licensor a non-exclusive perpetual, worldwide, royalty free license, effective upon the later to occur of (i) the Termination Trigger and (ii) the fifth anniversary of the closing of the Offer, to use the Property as, or as part of, a trademark, service mark or trade name, for any goods or services Licensor desires, to the extent, if any, that said mark or name is likely to cause confusion with or otherwise infringe or violate the Company’s rights in any mark or name the Company owns (the “Termination Trigger License”). The Termination Trigger License shall include, without limitation, the right to use the Property in connection with any goods or services which compete directly with goods or services of the Company. Notwithstanding the foregoing, Licensor shall not have the right to use any mark or name which is identical to any mark or name owned by the Company. The quality of Licensor’s goods and services sold pursuant to the Termination Trigger License (the “Licensor Goods/Services”) shall be of at least the same kind of quality as goods and services sold by the Company as of the date of the Termination Trigger, and the Company shall have the right to take reasonable steps to monitor the quality of the Licensor Goods/Services. Upon Licensor’s reasonable request, the Company shall use commercially reasonable efforts to register trademarks and/or service marks which are the subject of the Termination Trigger License and shall take reasonable steps to maintain any such registrations, in the Company’s name and at the Company’s sole expense. The Company shall, at its expense, take any action reasonably requested by Licensor to protect any trademark, service mark or trade name which is the subject of the Termination Trigger License.

(e) Except for the other rights to use the Property that Licensor previously has granted and that are listed on Exhibit A hereto and except as otherwise provided in this Agreement, Licensor shall not during the term of this Agreement use commercially or grant any right to use commercially any part of the Property in the Territory. Licensor shall not, without the prior written consent of the Company, amend or renew any license or other agreement listed on Exhibit A pursuant to which she has granted the rights to use the Property.

(f) Notwithstanding any other provision of this Agreement, but subject to any employment or other agreement that Licensor may have from time to time with the Company, the license provided herein shall not prohibit Licensor from: (i) writing books, articles, movies, plays, scripts or other literary products in areas other than the use, manufacturing, distribution or sale of health and beauty products and other elements of the Company’s business as it exists from time to time; (ii) making speeches or public appearances (including on radio, television, in films or over the Internet or similar media) for any purpose other than the promotion of a product that competes in any material respect with the Licensed Products and Licensed Services; (iii) using, following the termination of Licensor’s employment with the Company for any reason, the Property to endorse products other than those covered by this Agreement, including the exclusivity provisions hereof; provided that such products are not competitive with the Licensed Products and Licensed Services and such products and the Licensor’s promotion of such products are not materially inconsistent with the brand image of, and goodwill associated with, the Licensed Products and Licensed Services; (iv) using the Products to engage in business activities other than those covered by this Agreement, including the exclusivity provisions hereof; (v) becoming a director, employee, partner, advisor, member, consultant or shareholder of, investor in or otherwise be engaged with any other company, corporation, partnership or other entity; and (vi) activities which are incidental to and do not significantly infringe on the Company’s rights hereunder.

(g) Any sublicense by the Company of the Property shall contain protections with respect to the Property consistent with the terms hereof and shall acknowledge that such sublicensee does not obtain any ownership rights in, or goodwill to, the Property.

3. Term and Termination.

(a) Perpetual Term. This Agreement shall become effective immediately upon BAC’s purchase of shares of common stock of the Company pursuant to the Offer. Prior to such time, the Original Agreement shall continue in effect in accordance with the terms thereof. If the Merger Agreement is terminated prior to the completion of the Offer, this Agreement shall be null and void ab initio and the Original Agreement shall continue in effect in accordance with the terms thereof. The term of this Agreement shall be perpetual, subject to the provisions of this Agreement.

(b) Termination by Licensor. This Agreement may be terminated by Licensor (or after her death or disability, by her legal representative, heirs or estate) upon at least one hundred eighty (180) days prior written notice at any time beginning three (3) years after Licensor’s ceasing to be an officer of the Company having a general management role; provided that, notwithstanding anything to the contrary in this Section 3(b), such termination shall not in any event become effective before the fifth anniversary of the closing of the Offer.

(c) Termination by the Company. This Agreement may be terminated by the Company upon 30 days prior written notice if a Termination Trigger has occurred and the Company no longer derives any Net Revenues from the uses contemplated by clauses (x) and (y) of Section 2(c).

(d) Termination for Material Breach. This Agreement may be terminated at any time by either party for the other’s material breach upon at least sixty (60) days prior written notice and an opportunity to cure such breach. If the breaching party cures the breach in question during such sixty (60) day period, the non-breaching party shall not have the right to terminate this Agreement as a result of such breach.

(e) Conduct upon Termination. Except as provided below, upon termination of this Agreement pursuant to Section 3(b), 3(c) or 3(d), the Company shall (i) immediately discontinue all use of the Property and any term or designation similar thereto, subject to a six-month sell-off period for the Company with respect to its then-current inventory, (ii) delete the same from its corporate or business name, (iii) cooperate with Licensor or her appointed agent, at the Company’s expense, in applying to the appropriate authorities to cancel the registration of this Agreement from all government records, and (iv) destroy all printed Licensed Products that are in the Company’s possession or control and that use the Property or a Derived Mark as a trademark. Upon written request of Licensor, the Company shall certify in writing to Licensor that the Company has complied with this Section 3(e).

(f) Prior Royalties; Survival. Termination of this Agreement for any reason shall not affect Licensor’s right to royalties for any prior period, and Sections 6, 7 and 8 shall survive termination of this Agreement. Except as provided herein, all rights of the Company in the Property shall cease after the termination of the Agreement and the

Company shall refrain from further use of or reference to the Property except as allowed by law.

(g) Perpetual, Non-Exclusive License to Certain Property. Notwithstanding anything to the contrary herein, Licensor hereby grants the Company a perpetual, non-exclusive license to any of the Property that the Company uses in Licensed Products, Licensed Services or Derived Marks that are Acceptable Uses, to use on a continuing basis as part of such Licensed Product, Licensed Service or Derived Mark, including following a termination of this Agreement. The license set forth in this Section 3(g) shall apply to any such Licensed Product, Licensed Service or Derived Mark, whether or not the Company’s use of such Licensed Product, Licensed Service or Derived Mark occurs pursuant to a third-party agreement. During the period of time beginning at the termination of this Agreement and continuing through the time when the Company ceases using the Licensed Product, Licensed Service or Derived Mark, the license contemplated by this Section 3(g) shall be royalty-free, unless a different royalty rate is payable pursuant to Section 2(c).

4. Quality, Style and Image of Products and Services Provided in Connection with Property. The Company shall provide to Licensor or her designee, successor or assignee, at no cost to him, a sample of each Licensed Product and Licensed Service, as well as a prototype of each type of all promotional, advertising and marketing material used in connection therewith, for the purpose of enabling Licensor to evaluate the quality, style and image of the same. In the event that in Licensor’s reasonable and good faith judgment, any Licensed Product or Licensed Service fails (other than in an immaterial manner) to satisfy the Historical Standard, then Licensor shall serve written notice upon the Company, and then promptly thereafter, but not later than sixty (60) days, the Company and Licensor shall cooperate in good faith to make necessary appropriate changes (if any) in the quality, style or image of such Licensed Product or Licensed Service to comply with the standard provided for herein, provided that nothing in this sentence shall be deemed to affect the substantive rights and obligations of the parties hereunder.

5. The Properties.

(a) Subject to the terms hereof, including Section 2(a), the Company may combine any designation with the Property so as to form a new trademark, service mark, trade name or company name (such names or Property, the “Derived Marks”). The Derived Marks shall include any names or marks used by the Company prior to the date hereof which include or are derived from any Property. Subject to the terms of this Agreement, the Company shall be the owner of the Derived Marks (but not of the Property incorporated therein).

(b) The Company acknowledges that it is not, and will not become by virtue of this Agreement, the owner of any right, title or interest in and to the Property in any form or embodiment. The Company shall not at any time commit any act anywhere in the world that would reasonably be expected to have a material adverse effect on Licensor’s rights in and to the Property, or any registrations therefor or any applications for registration thereof. The Company shall never challenge anywhere in the world Licensor’s ownership of or the validity of the Property, any application for registration therefor or any rights therein or thereto, except as otherwise expressly provided herein.

(c) The Company, at its expense, shall file appropriate registrations in its own name or in the name of a Company subsidiary of any Derived Marks so as to preserve the goodwill thereof and Licensor’s rights in the Property, shall prosecute and defend such registrations and all common law rights in the Derived Marks and Property consistent with good commercial practices, and shall use all reasonable commercial efforts to defend and otherwise protect the Derived Marks and the Property, provided that following a Termination Trigger, Licensor shall have the right to reasonably direct and control such actions with respect to the Property, in each case at the Company’s expense. At the request of Licensor, her legal representative, heirs or estate, and at the Company’s expense, the Company shall prosecute, including by filing lawsuits or other actions, any potential infringement, dilution, libel, slander or other diminution in the goodwill or other denigration of the Property by any third party, unless outside intellectual property counsel to the Company advises that there is no reasonable basis for such action. The Company shall be entitled to the proceeds, or other legal remedies, of any such action. The Company may also institute such actions where not requested by Licensor, her legal representative, heirs or estate, in the event the Company determines that the protection of the Property or the Derived Marks reasonably requires such action. In the event that the Company learns of any infringement or other violation of rights in or to the Property, it shall promptly notify Licensor thereof. Any recovery from such actions, after payment of expenses from such actions (“Net Proceeds”), shall be subject to the royalty obligations of Section 2(c) of this Agreement; provided, however, that any Net Proceeds payable to Licensor must be attributable to infringing conduct by third parties occurring after a Termination Trigger as set forth in Section 2(c).

(d) At Licensor’s request, the Company shall execute all documents reasonably requested by Licensor to confirm Licensor’s ownership of rights in and to the Property. The Company shall cooperate at Licensor’s reasonable request in connection with the filing and prosecution of applications to register the Property and in connection with the maintenance and renewal of such registrations as may issue. Licensor and the Company shall cooperate in good faith, taking into account their respective interests in and rights to the Property, to determine whether or not such applications are filed and prosecuted and registrations are maintained. The Company shall pay all costs and expenses of any such filings or proceedings.

(e) If one party hereto reasonably requests of the other to take an action in connection with the foregoing, the other party shall cooperate in connection with any such action, including, without limitation, by being a plaintiff or co-plaintiff and by causing its officers, directors, and employees to execute documents and to testify. All costs and expenses of the actions described in this Section 5(e) shall be borne by the Company.

(f) The Company shall take actions to protect the Derived Marks and the goodwill related thereto consistent with the provisions of this Section 5.

6. Indemnity.

(a) The Company shall indemnify, protect, defend and hold harmless Licensor, her heirs, estate, successors and assigns (including reasonable attorneys’ fees and costs) which she or they may suffer or incur in connection with any actual or threatened claim, demand, action or other proceeding by any third party (including any governmental authority) arising from or relating to: (i) the breach by the Company of any material obligation of the Company hereunder or (ii) any acts, whether of omission or commission, that may be committed or suffered by the Company or any of its officers, directors, employees, agents or servants in connection with the Company’s performance of its obligations under this Agreement, including without limitation its use (including sublicensing) of the Property and the Derived Marks hereunder (except to the extent that such claim arises from or relates to Licensor’s rights to grant the license to use the Property contemplated hereby).

(b) Licensor shall indemnify, protect, defend and hold harmless the Company and any of its subsidiaries, directors, officers, employees, agents and stockholders against any and all claims, losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) which it or they may suffer or incur in connection with any actual or threatened claim, demand, action or other proceeding by any third party (including any governmental authority) arising from or relating to (i) the breach of any representation or warranty made by Licensor hereunder or (ii) the breach by Licensor of any material obligation of Licensor hereunder.

(c) In the event that any party seeking indemnification under this Section 6 (each, an “Indemnified Party”) receives notice of a claim as to which indemnification is sought, such party shall reasonably promptly notify the party obligated to provide indemnification to such Indemnified Party (each, an “Indemnifying Party”) thereof, except that the failure to so notify shall not exempt the Indemnifying Party from its obligations hereunder, except to the extent that such failure has actually prejudiced the Indemnifying Party’s legal position with respect to the claim. Upon receipt of notice, the Indemnifying Party shall advise the Indemnified Party that it has assumed the defense thereof. The Indemnified Party shall have the right, at its own expense, to retain legal counsel to participate in and monitor the defense of the claim, provided that the Indemnifying Party shall have the right to direct and control such defense. The Indemnifying Party shall not, without the Indemnified Party’s written consent, settle or compromise any claim or consent to entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim, nor shall any Indemnifying Party settle or compromise any claim relating to the Property or the Derived Marks which would limit the use by Licensor or the Company, as the case may be, of the Property in any manner whatsoever without the consent of the Licensor or the Company, as the case may be.

(d) In connection with any action by the Company to enforce, protect or defend the Property or the Derived Marks, Licensor may elect to retain counsel of her own choosing, in addition to Company counsel, in order to monitor and participate in such action. The Company agrees to consider in good faith the views of such counsel and to keep Licensor and such counsel reasonably informed of the progress of any such action, subject to the preceding sentence. The reasonable fees and expenses of such counsel shall be paid for by the Company.

(e) The Company shall maintain in effect at all times errors and omissions insurance, in customary amounts taking into account the size of the Company, the value of the Property and the obligations of the Company hereunder, and shall name Licensor and the other Indemnified Parties hereunder as beneficiaries thereof for purposes of this Agreement.

7. Certain Remedies. The parties agree that the remedies at law for any material breach or threatened material breach of this Agreement, including monetary damages, are inadequate compensation for any loss and that the nonbreaching party shall be entitled to seek specific performance of this Agreement. The parties hereto waive any defense to such claim that a remedy at law would be adequate. In the event of any actual or threatened material default in, or material breach of, any of the terms hereof, the party aggrieved thereby shall have the right to seek specific performance and injunctive or other equitable relief with respect to its rights hereunder, in addition to any remedies available at law.

In the event that a Termination Trigger has occurred and the Company fails to pay the royalty amounts due for any two consecutive quarters, Licensor, after providing the Company with 10 business days’ notice, during which the Company may cure such failures, shall have the right to terminate this Agreement, subject to a three-month sell-off period for the Company with respect to its then-current inventory. To the extent that the Company has entered into any agreement with a third party that is not terminable on such notice and which involves the Property or any Derived Marks, the Company shall seek to terminate such agreement as soon as reasonably practicable and, with respect to any such agreement entered into following the completion of the Offer, shall pay to Licensor a 10% royalty on Net Revenues (in lieu of any royalties payable under Section 2(c)) derived by the Company under such agreement from and after the date of termination under this paragraph. For the avoidance of doubt, any royalties payable under Section 2(c) in respect of such agreements entered into prior to the completion of the Offer will continue to be payable in accordance with Section 2(c). Termination of this Agreement for any reason shall not affect Licensor’s right to royalties for any prior period, nor the indemnity and other obligations of the Company hereunder.

8. Miscellaneous.

(a) Governing Law; Captions. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

(b) Release. Licensor hereby waives all rights and releases Licensee, its stockholders, officers, directors, employees, agents, and licensees and assigns from, and shall neither sue not bring any proceeding against any such parties for, any claim or cause of action, whether known or unknown, for defamation, invasion of rights to privacy, appropriation of privacy, infringement of rights of publicity or personality, intrusion, false light or public disclosure of private facts, or any similar matter, or based upon or relating to the use and exploitation of the Property in accordance with this Agreement.

(c) Assignment. This Agreement is assignable by the Company to any successor of the Company that acquires all or substantially all of the assets or businesses of the Company, whether by sale, merger, recapitalization or other business combination, without Licensor’s consent, provided that any such successor or assignee shall provide Licensor with a written agreement that it shall be bound by all the terms of this Agreement. This Agreement shall be inure to the benefit of and be binding upon the successors, legal representative, heirs and assigns of Licensor. Except as specified in this Section 8(c), this Agreement is not assignable.

(d) Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law.

(e) Notices. All notices and other communications under this Agreement shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Licensor:

Leslie Blodgett

If to the Company:

Bare Escentuals, Inc.

71 Stevenson St., 22nd Floor

San Francisco, CA 94105

Attn: Secretary

With a copy to:

Shiseido Company, Limited

1-6-2 Higashi-shimbashi, Minato-ku

Tokyo 105-8310 Japan

Attn: Carsten Fischer, or his successor in office

Chief Officer, International Business Division

or to such other address as either party furnishes to the other in writing in accordance with this Section. Notices and communications shall be effective when actually received by the addressee.

(f) Integration; Amendment. This Agreement, together with the Employment Agreement, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. This Agreement may not be amended or modified except by a written agreement executed by the parties hereto or their respective successors and legal representatives.

(g) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, and said counterparts shall constitute but one and the same instrument.

(h) Mediation and Arbitration. Licensor agrees that any dispute or controversy arising out of, relating to, or in connection with this Agreement, or the interpretation, validity, construction, performance, breach, or termination thereof, shall be resolved in accordance with a two step dispute resolution process administered by JAMS involving, first, mediation before a retired judge from the JAMS panel, followed, if necessary, by final and binding arbitration before the same, or if requested by either party, another JAMS panelist. Such mediation and arbitration, if necessary shall be held in San Francisco, California in accordance with the Commercial Arbitration Rules then in effect of JAMS (the “Rules”). The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator will be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator’s decision in any court having jurisdiction. The arbitrator(s) will apply California law to the merits of any dispute or claim, without reference to rules of conflicts of law. The arbitration proceedings will be governed by federal arbitration law and by the Rules, without reference to state arbitration law. Licensor hereby consents to the personal jurisdiction of the state and federal courts located in California for any action or proceeding arising from or relating to this Agreement or relating to any arbitration in which the parties are participants. LICENSOR HAS READ AND UNDERSTANDS THIS SECTION, WHICH DISCUSSES ARBITRATION. LICENSOR UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, LICENSOR AGREES TO SUBMIT ANY CLAIMS ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH THIS AGREEMENT, OR THE INTERPRETATION, VALIDITY, CONSTRUCTION, PERFORMANCE, BREACH OR TERMINATION THEREOF TO BINDING ARBITRATION, AND THAT THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF LICENSOR’S RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO THE LICENSE RIGHTS GRANTED HEREUNDER.

IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed in its name on its behalf, all as of the day and year first above written.

LESLIE BLODGETT

/s/ Leslie Blodgett

BARE ESCENTUALS, INC.

By:	/s/ Myles McCormick
Name: Myles McCormick
Title: CFO & COO

EXHIBIT A

EXISTING USES

Pursuant to Original Agreement.